UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company)

KINTERA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49720P506 (Common Stock)

(CUSIP Number of Class of Securities)

Richard LaBarbera

President and Chief Executive Officer

9605 Scranton Road, Suite 200

San Diego, California 92121

(858) 795-3000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Scott M. Stanton, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Email distributed on May 30, 2008 by Rich LaBarbera, President and CEO of Kintera, Inc., to Kintera employees on behalf of Marc Chardon, President and CEO of Blackbaud, Inc.:

To the Kintera team,

As most of you know Marc Chardon will be visiting us next week in San Diego, I am sure you will find his insight in the market similar and compatible with ours.

Attached is his message to everyone at Kintera.

Regards

Rich LaBarbera

President and CEO

Kintera, Inc. 9605 Scranton Road, Suite 200

San Diego, CA 92121

To all Kintera employees:

The announcement, yesterday evening, of Blackbaud’s offer to acquire Kintera was the culmination of a lot of hard work by many exceptional people in our two organizations.

Through the process, we at Blackbaud have become very excited by the opportunity of working with Kintera employees to offer the world’s non-profit organizations the best and broadest range of skills and creativity to meet the challenge of making the world a better place and empowering the charitable community.

Both of our organizations can be very proud of our great products and service – from “Friends asking Friends” on the one hand, to The Raisers Edge on the other with many more in between. When combined, we’ll have unparalleled breadth and depth of offering – the best solutions portfolio on the market.

Yesterday’s announcement was an important step. If you’re like me, you probably wish that the acquisition was already complete, so we could start immediately meeting and beating our competition, and having a lot of fun in the process.

I look forward to meeting many of you when I’m out in San Diego next week, and I look forward to working with you when the deal is complete.

Best regards,

Marc

Marc Chardon

President and Chief Executive Officer

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492